

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

James R. Riedman
President and Chief Executive Officer
Phoenix Footwear Group, Inc.
5840 El Camino Real, Suite 106
Carlsbad, CA 92008

> **Re: Phoenix Footwear Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 31, 2010**
> **File No. 001-31309**

Dear Mr. Riedman:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director